October 21, 2009

By FedEx and Facsimile (703) 813-6968

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop Room 4631

Washington, D.C. 20549

Re:	Global Defense Technology & Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 7, 2009
File No. 333-161719

Dear Ms. Long:

On behalf of our client, Global Defense Technology & Systems, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated October 16, 2009 to John Hillen, Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to Registration Statement on Form S-1 which was filed with the Commission on October 7, 2009. We are enclosing the Company’s Amendment No.2 (“Amendment No. 2”) to Registration Statement on Form S-1/A filed as of October 22, 2009 (as amended, the “Registration Statement”) marked to show changes from Amendment No. 1. References to page numbers in the Company’s responses refer to page numbers in the Registration Statement. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

General

1.	To the extent that you have any financial information available for the recently completed quarter, please provide a Recent Developments section to disclose and discuss such information.

The Company advises the Staff that it intends to file another amendment to the Registration Statement on or about October 29, 2009, which amendment will reflect financial information through the period ended September 30, 2009. This amendment will include, among other things, updated consolidated financial statements and notes thereto as well as an updated Management’s Discussion and Analysis of Financial Condition and Results of Operations reflecting the Company’s financial condition and results of operations through September 30, 2009.

Summary Consolidated Financial Data, page 9

2.	We note your response to our prior comment two. As previously requested, please address why you believe the charge for the impairment of an intangible asset is non-recurring. Refer to Question 8 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

The Company believes the charge for the impairment of the former trade name of its operating subsidiary, Global Strategies Group (North America) Inc., or GNA, to be non-recurring based on the Company’s abandonment of this asset in the third quarter of 2008. As a result of this abandonment, an impairment of its trade name intangible asset was recorded for the full carrying amount of $2,447,000 due to the fact that the prior trade name would no longer be in use.

The Company further notes that its characterization of this charge as non-recurring comports with the Staff’s guidance in its Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”). In the Staff’s response to Question 8 of the FAQ, the Staff notes that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. The Company wishes to inform the Staff that it did not incur a charge for any asset impairment in the two years (or at any time) prior to the third quarter 2008 charge for the impairment of the former trade name and does not anticipate incurring a similar charge for the impairment of an intangible asset in the future.

Furthermore, as noted in the Company’s response to prior comment 15, other than the third quarter 2008 charge, there were no other impairment indicators that would indicate the carrying value of the Company’s other long-lived assets may not be recoverable. In addition, in accordance with SFAS No. 142, based on a fair value analysis performed by the Company, the Company determined that the estimated fair value of each reporting unit substantially exceeded its associated carrying value and that no goodwill impairment existed as of December 31, 2007 or 2008.

The Company acknowledges its ongoing obligation to analyze whether impairment charges are recurring or non-recurring items and, if the Company determines that impairment charges are recurring, the Company will no longer add back impairment charges to its calculation of Adjusted EBITDA.

3.	We note from your response to our prior comment three that GLOBAL provided certain business development and administrative services. While we understand that you will not be charged an allocation for these costs in the future, it remains unclear to us how you determined that you will not incur costs for similar expenses in future periods. Please revise to further explain. Also, please explain why GLOBAL initiated this agreement as of January 1, 2009.

As stated in the Company’s prior comment response, the costs during the six months ended June 20, 2009 were incurred by the Company pursuant to the services agreement (the “Services Agreement”) between GSG Holding (United Kingdom) Ltd, a member of Global Strategies Group, which includes Global Strategies Group Holding, S.A., or GLOBAL, and its subsidiaries, and the Company. The costs related to the Company’s allocation of certain administrative costs (“Group Costs”) in connection with the provision of supervisory, compliance, administrative, structural and other activities and the performance of international business development and strategic services by Global Strategies Group, which includes Global Strategies Group Holding, S.A., or GLOBAL, and its subsidiaries, for its worldwide operations, including the Company, as needed. The Company incurred other costs to GLOBAL and its affiliates for services provided during prior periods.

GLOBAL initiated the Services Agreement as of January 1, 2009 because GLOBAL’s executive board had determined that, beginning in 2009, it would allocate the Group Costs among its various worldwide operations, whether divisions or subsidiaries. Once GLOBAL determined to proceed with the initial public offering, from a marketing standpoint, it was determined that the allocation of Group Costs would be inappropriate following completion of the initial public offering. As a result, GLOBAL has determined to terminate the Services Agreement upon consummation of the initial public offering, and thus GLOBAL will then be responsible for the Company’s portion of the Group Costs. In addition, any services that were offered to the Company under the Services Agreement were previously, and upon termination of the Services Agreement, will be, provided by existing employees of the Company and its subsidiaries at no additional cost or expense to the Company. As a result, upon termination of the Services Agreement, the Company will no longer be allocated its portion of the Group Costs and will not incur any additional cost or expense related to services previously provided by GLOBAL or its affiliates.

The Company has also expanded its disclosure under “Prospectus Summary – Summary Consolidated Financial Data” on page 12 and “Selected Consolidated Financial Data” on page 35 to clarify that following completion of the offering, the Services Agreement will be terminated, the Company will no longer be allocated its portion of the Group Costs and, because any services previously provided by GLOBAL and its affiliates will be provided on a going-forward basis by existing employees of the Company and its subsidiaries, the Company will not incur any additional cost or expense related to these services.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.	We note your response to our prior comment eleven. Please revise to include a more specific and comprehensive discussion of the factors that impacted your revenue and operating income and ensure you include quantified information where available. While we note your specific discussion surrounding your three significant contracts, we continue to believe that readers should better understand factors that impacted your results outside of these three contracts given that the remaining revenue and operating income are significant. In addition, as previously requested, please quantify the impact of your higher margin contracts in your FMMS segment on your historical revenue and operating income.

As noted above, the Company intends to file another amendment to the Registration Statement on or about October 29, 2009, which amendment will include updated consolidated financial statements and notes thereto as well as an updated Management’s Discussion and Analysis of Financial Condition and Results of Operations reflecting the Company’s financial condition and results of operations through September 30, 2009. For efficiency reasons and to ensure a complete and accurate response, the Company intends to address the Staff’s request in the second and third sentences of its comment in the next amendment to the Registration Statement.

The Company has complied with the Staff’s request in the last sentence of its comment by including additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Operating Income (Loss)” on pages 45 and 46.

Liquidity and Capital Resources, page 46

5.	We note from your response to our prior comment 14 that you believe it is “likely” that you will meet the covenants in your debt agreements. If accurate, please disclose that you do not believe it is reasonably likely that you will not meet any debt covenants. Alternatively, if you do believe it is reasonably likely that you will not meet any debt covenants, please also present, for your most significant and restrictive covenants, actual, ratios and amounts as well as minimum/maximum ratios/amounts required as of each reporting date.

Complied with under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Debt and Other Obligations” by stating that “We do not believe that it is reasonably likely that we will not meet any covenants in our loan agreement.”

Note 10. Stock-Based Compensation Plans, page F-20

6.	We have reviewed your response to our prior comment ten and have the following additional comments:

•	Please disclose the intrinsic value of outstanding equity instruments based on the estimated IPO price.

•	Please explain the use of adjusted EBITDA in your valuations.

•

Please revise MD&A to include a specific and comprehensive discussion of the factors that led to the increase in the fair value of your common stock between January 2009 and April 2009 as well as between May 2009 and the present. Such a discussion will better allow a reader to understand the basis for your valuations.

In response to the Staff’s request in the first bullet, the Company is currently unable to disclose the intrinsic value of outstanding equity instruments based on the estimated IPO price because the Company does not yet have an estimated IPO price range. The Company will disclose the intrinsic value of its outstanding equity instruments using the midpoint of the IPO price range in a future amendment incorporating such price range.

In response to the Staff’s request in the second bullet, as described more fully in the Company’s response to the Staff’s request in the third bullet, the Company estimated its fair value consistent with the methods outlined in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation.” The valuation methodology used included a “market approach” to estimate enterprise value. The Company utilized its trailing twelve month EBITDA, as adjusted for the adjustments set forth in the Company’s Adjusted EBITDA in the charts under “Prospectus Summary – Summary Selected Financial Data,” stock-based non-cash compensation expense and certain other minor non-recurring charges, and a multiple consistent with the acquisition of SFA, Inc. The Company elected to adjust EBITDA to eliminate certain non-cash, non-operating and non-recurring charges, which is generally consistent with the valuations of comparable companies and management's industry knowledge. For this purpose, EBITDA, as adjusted, is not designed to be a financial, operating or performance measure.

In response to the Staff’s request in the third bullet, the Company has added a “Stock-Based Compensation” section under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies” on pages 51 and 52. In addition, at such time as the IPO price range is added to the Registration Statement, the Company will expand the disclosure to include the principal reasons for any difference between the fair value of its common stock as of May 18, 2009, the most recent grant date, and the IPO price based on the midpoint of the price range.

Note 11. Provision for Income Taxes, page F-23

7.	We note the additional disclosure you have provided in response to our prior comment 42. Please specifically identify all the positive and negative evidence you considered when determining if a valuation allowance was necessary. Refer to paragraphs 23 and 24 of SFAS 109.

Complied with by including the following additional disclosure in Note 11. Provision for Income Taxes on page F-25 to clarify how the Company has historically assessed the need for a valuation allowance associated with its deferred tax assets:

“SFAS No. 109 “Accounting for Income Taxes” requires that the Company assess the realizability of deferred tax assets. These assessments generally consider several factors including the reversal of existing taxable temporary differences, projected future taxable income, tax planning strategies, and historical book income. Based on the Company’s historical earnings, historical taxable income, future reversal of deferred tax assets, and estimated future profitability and taxable income, management believes it is more likely than not that all deferred tax assets will be realized.”

The Company would also like to advise the Staff that the historical results of the business have been sufficient to generate taxable income in every period presented in the Registration Statement. The pre-tax book loss generated in the period February 9, 2007 through December 31, 2007 was due solely to the amortization of intangible assets generated from the acquisition of SFA, Inc. The Company's forecasts at that time indicated future positive pre-tax results. These forecasts were achieved in 2008 and continue to be achieved in 2009. We also considered the points specifically cited in paragraphs 23 and 24 of SFAS 109 as follows:

Negative Evidence

•	The Company incurred pre-tax cumulative book losses through 2008 solely as a result of intangible asset amortization.

Positive Evidence

•	The Company generated taxable income per its federal tax returns in each period presented;

•	The Company has a strong earnings history as evidenced by the pre-tax historical results of SFA (the Predecessor);

•

The Company has strong future earnings forecasts that provide sufficient evidence of utilization of the Company's deferred tax assets, which are primarily comprised of book tax difference generated from intangible assets due to shorter book lives as compared to tax lives;

•	Management has a history of achieving budgeted results which supported the forecasts made at the time; and

•	The actual results for 2008 and 2009 show positive pre-tax income since the acquisition date.

Based on the evidence available to the Company at the time, no valuation allowance was considered necessary for any of the periods presented in the Registration Statement.

Note 16. Information on Reportable Segments, page F-27

8.	We have reviewed your response to our prior comment 43 and appreciate the additional information you have provided. In order for us to more fully understand how you determined it was appropriate to aggregate your GMS and TAC operating segments, please provide us with the revenue and gross profit for each operating segment for each period presented. Please also explain how you considered any similarities or differences in these measures.

The following charts set forth the gross profit margin and revenue for the GMS and TAC operating segments during the periods presented in the Company’s financial statements:

Gross Profit Margin (as % of revenue)	Actual	Actual	Actual	Actual	Actual
	4/1/06 to 2/8/07	2/9/07 to 12/31/07	1/1/08 to 12/31/08	1/1/08 to 6/30/08	1/1/09 to 6/30/09
GMS	15.5	14.6	17.0	16.9	17.9
TAC	20.6	20.0	20.1	19.3	16.9

Revenue (in $000s)	Actual	Actual	Actual	Actual	Actual
	4/1/06 to 2/8/07	2/9/07 to 12/31/07	1/1/08 to 12/31/08	1/1/08 to 6/30/08	1/1/09 to 6/30/09
GMS	26,783	26,326	30,363	15,939	15,939
% growth		(1.7)%	15.3%		—
TAC	29,734	38,150	50,070	22,343	28,091
% growth		28.3%	31.2%		25.7%

Both the GMS and TAC operating segments serve the U.S. government market for technical services in support of national security. As such, both segments have benefitted from the growth in the defense budgets of the U.S. government and have shown increases in revenue over the periods reported. The TAC operating segment has grown more rapidly in recent years because of the increased focus on counter-terrorism. The GMS segment is more focused on research and development programs for the Department of Defense which have not experienced the same high rate of growth as U.S. government spending for counter-terrorism. However, the Company believes that, over the long term, the growth in spending for national security will continue to drive growth in revenue of both operating segments, recognizing that the relative growth rates of the two operating segments may vary over time. In addition, based on independent third party research, the range of variability in revenue growth in the two operating segments is well within the normal range for public companies in our industry engaged in the same business as our GMS and TAC operating segments. Based on the August 26, 2009 report of Wells Fargo Securities’ equity research department, “Gov’t IT Services by the Numbers, Q2 2009” (the “Report”), the year over year revenue growth of the eight public companies in the Company’s peer group1 was (11)% to 44% from 2006 to 2007, 3% to 48% from 2007 to 2008, and 2% to 45% from the fist six months of 2008 to the first six months of 2009.

The gross profit margins of the two operating segments have generally been within a few percentage points of each other over the period presented. Prior to 2009, the gross profit margins of the TAC segment exceeded those of the GMS segment. This relationship reversed during the first six months of 2009 to the point where the GMS gross profit margins exceed the TAC margins. The gross margins of the two operating segments can easily vary a few percentage

[1]	Consists of CACI International, Inc., Dynamics Research Corporation, DynCorp International, Inc., ManTech International Corporation, NCI, Inc., SAIC, Inc., SRA International, Inc. and Stanley, Inc.

points from period to period based on shifts in customers, mix of contract types and shifts in the percentage of labor provided by either Company employees or subcontractors. Based on independent third party research, the range of variability in gross profit margins in the two operating segments is well within the normal range for public companies in our industry engaged in the same business as our GMS and TAC operating segments. Based on the Report, the gross profit margin range of the eight public companies in the Company’s peer group was 12.7% to 34.6% for 2007, 13.1% to 32.8% for 2008, and 13.7% to 31.4% for 2009 through June 30. Based upon this data and the trend towards convergence of the TAC and GMS operating segment gross profit margins, the Company believes the gross profit margins in the GMS and TAC operating segments reflect similar long-term average gross profit margins. The Company expects the gross margins of the two operating segments to remain close together. Actual results through June 30, 2009 support this assertion.

The Company believes that the historical results of the two key operating measures, revenue and gross profit margin, indicate that the GMS and TAC operating segments have similar long term financial performance measures and economic characteristics. As a result, the Company respectfully submits that its two operating segments are similar and have appropriately been aggregated in accordance with paragraph 17 of SFAS 131.

Schedule II, page F-31

9.	It does not appear that this information is presented in thousands. Please revise as appropriate.

Complied with by modifying Schedule II – Valuation and Qualifying Accounts on page F-31.

Exhibit 10.25

10.	We note your response to our prior comment eight. Please file a complete copy of the loan and security agreement, including all schedules and exhibits.

Complied with by re-filing the loan and security agreement (Exhibit 10.25) to include all schedules and exhibits to such agreement.

*         *         *

The Company acknowledges the following:

•	the Company is fully responsible for the adequacy and accuracy of the filing;

•

Staff comments, changes to disclosure in response to Staff comments or the declaration of effectiveness of the filing do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt consideration of these matters. If you have further questions or require additional information, please do not hesitate to contact me at 202.663.9201.

Sincerely,

/s/ Jeffrey B. Grill
Jeffrey B. Grill

Enclosures

cc:	Chanbre Malone, Staff Attorney
Patricia Armelin, Staff Accountant
Anne McConnell, Assistant Chief Accountant
John Hillen, Chief Executive Officer
Christopher Paci, DLA Piper LLP (US)
Daniel C. Frey, PricewaterhouseCoopers LLP